UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution to Enter into a Trust Agreement for the Acquisition of Treasury Shares

On July 23, 2024, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to enter into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares within the profits available for dividends. The details are as follows:

	Total Contract Amount	KRW 400,000,000,000

Contract Period	From	August 26, 2024
	To	March 4, 2025

	Purpose of Acquisition	To increase shareholder return and corporate value

	Contracting Party	Samsung Securities Co., Ltd.

	Expected Date of Agreement	August 26, 2024

	Number of Treasury Shares owned as of July 23, 2024	29,245,382 shares (7.25%)

	Date of Resolution by the Board of Directors	July 23, 2024

Limitation on the acquisition amount of treasury shares as of July 23, 2024:

(Unit: KRW)

Items	Amount

1. Upper limit of profits available for dividends as of the end of the previous fiscal year in accordance with the Korean Commercial Code	3,042,178,048,322

2. Amount of treasury shares acquired since the end of the previous fiscal year	319,999,980,300

3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	587,005,652,250

4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	600,085,999,590

5. Contract amount for the trust agreement	—

6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—

Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	1,535,086,416,182

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 23, 2024	By:	/s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer